Exhibit 99.1

Indonesia Energy Corporation Announces 2020 Development Plans

Drilling Activities Expected to Significantly Increase Production and Cash Flow

JAKARTA, INDONESIA AND DANVILLE, CA, Thursday, January 16, 2020 – Indonesia Energy Corporation Limited (NYSE American: INDO) (IEC), an oil and gas exploration and production company focused on Indonesia, today announced that, following the successful completion of its initial public offering on December 19, 2019, the company is moving forward with its exploration, development and commercialization plans on its two oil and gas assets.

Regarding IEC’s 63,000-acre Kruh Block (which already produces oil and is located on the island of Sumatra, Indonesia), IEC plans to commence additional drilling operations starting in the second quarter of 2020. IEC plans to drill and complete between six and nine new wells within the Kruh Block over the next 12 months. In 2019, IEC produced a total of approximately 91,000 barrels of oil from Kruh Block with an average of approximately 250 barrels of oil per day (BOPD) from the Kruh Block. Pursuant to contracts with the Government of Indonesia, IEC sells all of its oil to the government.

The expected profile for each of the new wells on the Kruh Block is based on historical results already achieved. Accordingly, initial production rates of approximately 190 BOPD is expected from each new well. The decline rate for production on each of these wells should be approximately 20% per year. Such an expected low decline rate is because IEC intends to drill conventional vertical wells with no fracking or horizontal drilling that do not depend on expensive enhancement activities.

The total completion costs to drill each of these wells is anticipated be approximately US$1.5 million. The depth of each well will be approximately 4,500 feet.

The average production cost for IEC’s existing wells at Kruh Block was only $21.34 per barrel in 2018. IEC expects this number to decline even more as production increases. Pricing will be at an approximate 10% discount to the benchmark Brent price for oil. Assuming a $66 realized price per barrel (which is the current price being received) the net revenues in the first year to be received for each well is anticipated to be US$ 3.5 million.

IEC’s second asset is the 1,000,000 acre onshore Citarum Block located on the island of Java located just 16 miles from Jakarta, .the capital and largest city in Indonesia. During 2020 IEC plans to commence appraisal and development operations, including seismic operations, to determine the location of the first well to be drilled. The initial expectation is that this well will be parallel to one of the 4 gas discoveries already made by the prior operator of Citarum Block.

Regarding its plans to operate as a U.S.-listed public company, IEC plans to actively attend industry conferences in the United States and Asia during 2020 to increase its profile. Likewise, IEC plans to hold a live webcast presentation in February to discuss ongoing developments. A separate press release will be issued providing details on this webcast. IEC also plans to initiate regular investor conference calls, providing opportunities for live question and answer sessions between investors, analysts and management.

Finally, IEC has opened a representative office in Danville, California where Frank C. Ingriselli and Gregory L. Overholtzer, IEC’s president and the chief financial officer, respectively, are located. This office is in addition to IEC’s corporate headquarters in Jakarta, Indonesia.

Mr. Ingriselli commented "We are pleased to have successfully concluded our initial public offering - the last IPO of the decade on the New York Stock Exchange - and now look forward to deploying the IPO proceeds to drill more producing wells in our Kruh Block and starting the appraisal and development work on our million-acre Citarum Block, located in close proximity to Jakarta. We expect to significantly increase production and cash flow to IEC from the new wells drilled on the Kruh Block starting in the second quarter of this year. IEC’s appraisal and development activities on the Citarum Block will be focused on fine tuning the best location to drill our first well using the results from the four prior gas discoveries made by the prior owner of this Block. IEC will remain focused on producing and developing these assets and driving shareholder value.”

About Indonesia Energy Corporation Limited

Indonesia Energy Corporation Limited (NYSE American: INDO) is a publicly traded energy company engaged in the acquisition and development of strategic, high growth energy projects in Indonesia. IEC’s principal assets are its Kruh Block (63,000 acres) located onshore on the Island of Sumatra in Indonesia and its Citarum Block (1,000,000 acres) located onshore on the Island of Java in Indonesia. IEC is headquartered in Jakarta, Indonesia and has a representative office in Danville, California. For more information on IEC, please visit www.indo-energy.com.

Cautionary Statement Regarding Forward-Looking Statements

All statements in this press release of Indonesia Energy Corporation Limited (“IEC”) and its representatives and partners that are not based on historical fact are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Acts”). In particular, when used in the preceding discussion, the words "estimates," "believes," "hopes," "expects," "intends," "plans," "anticipates," or "may," and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Acts, and are subject to the safe harbor created by the Acts. Any statements made in this news release other than those of historical fact, about an action, event or development, are forward-looking statements. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties, and other factors, many of which are outside of the IEC's control, that could cause actual results (including, without limitation, the anticipated results of IEC’s 2020 exploration and production activities as described herein) to materially and adversely differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth in the Risk Factors section of the Company’s registration statement and related prospectus for the IEC’s initial public offering filed with the Securities and Exchange Commission (SEC). Copies are of such documents are available on the SEC's website, www.sec.gov. IEC undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Company Contact:

Frank C. Ingriselli

President, Indonesia Energy Corporation Limited

Frank.Ingriselli@Indo-Energy.com

Public Relations Contact:

MJ Clyburn

TraDigital IR

Phone: +1 (212) 389-9782 x 101

Email: clyburn@tradigitalir.com

Investor Relations:

Scott Gordon

CORE IR

516 222 2560

Media Relations:

Jules Abraham

CORE IR

917 885 7378